Exhibit 99.2

NEWS

FOR IMMEDIATE RELEASE

Contact:	Anna Cordasco/Stephanie Pillersdorf/Carrie Bloom
Citigate Sard Verbinnen
212/687-8080

YORK CALLS FOR “EQUALITY OF SACRIFICE”

TO RETURN GM TO PROSPERITY

Says Tracinda Would Support Dividend Cut in Speech to Society of Automotive Analysts

DETROIT, MI, January 10, 2006 — Jerome B. York, advisor to Tracinda Corporation, today called on all General Motors Corp. (NYSE: GM) constituencies to participate in an “equality of sacrifice” program to enable GM to return to prosperity. Speaking to the Society of Automotive Analysts, York said it would lead to a stronger partnership between GM and the United Auto Workers (UAW), a relationship that is key to a healthy future for the company. York said Tracinda, which owns 7.8% of GM’s shares, would support a significant reduction in GM’s dividend as part of a comprehensive “equality of sacrifice” plan.

York said, “The reality is that all constituencies — the companies themselves, their investors, their unions and employees, and indeed the communities in which they live and work — are in this together and should therefore work together towards the best collective solution. The UAW will be a key partner in much of what GM must do, and we believe an ‘equality of sacrifice’ approach similar to what was done at Chrysler in 1980, and consistent with what Mr. Gettelfinger recently wrote in the Detroit News, will be necessary.”

Components of the plan advocated by York include:

•	A 50% cut to the current $2.00 annual dividend to shareholders, which will save GM some $566 million a year.

•	A substantial reduction in payments to GM directors who now get paid $200,000 a year.

•	A substantial salary reduction for GM’s most senior management, including the top five officers of the corporation, who now collectively earn about $7 million a year.

•	A salary or wage reduction proportionally decreasing down through all tiers of the company, with hopefully only a single-digit reduction necessary among the rank and file in plants and offices.

York noted, “GM has a mountain of liquidity on hand — both cash and non-core assets — that can be sold. So it has the wherewithal to fix itself.” He cited his experience in previous turnarounds at Chrysler and IBM in identifying five principles he believes GM’s board of directors and management must pursue to succeed:

•	Be realistic about market share and revenue expectations, and gear the cost and expense structure accordingly. York indicated he believed GM’s recently announced North American capacity reduction action is at least a very good first step towards what needs to be done.

•	Cull out the product offerings. Offer fewer, better products that will sell at higher net wholesale prices. Each car and truck division should have a more focused image. York stated that all evidence suggests GM is making substantial progress regarding the market attractiveness of its new products, but that it would be a daunting task for GM to effectively manage the number of brands and models it has in North America.

•	Take a “clean sheet of paper” approach to the business. No sacred cows should be allowed. York noted that large enterprises have a propensity to perpetuate initiatives started in the past, even if they no longer make business sense. He noted that Saab appears to be a good example.

•	Make the tough decisions. If something isn’t part of the core business or can’t make money, sell or close it. Accordingly, York said the likely best course of action for GM is to simplify its North American divisional line-up to focus on Chevrolet, Saturn, Pontiac/Buick/GMC, and Cadillac, and to dispose of Saab, cease selling Isuzu products and probably sell Hummer as well.

•	Time is of the essence. A “sense of purpose” needs to be generated to galvanize the organization. York said GM needs to articulate some financial goals and milestones for the next three years, similar to what Nissan did in 1999 – and that in his experience, it is essential to motivate an organization around a plan of action.

York also said that Mr. Kerkorian is interested, at the appropriate time, in reacquiring the 12 million GM shares that he sold for tax purposes in December 2005. Mr. Kerkorian is also willing — under the right circumstances — to acquire an additional 12 million shares, which would require certain regulatory approvals.

Commenting on a potential share purchase, York said, “The considerations regarding such additional purchases would be mainly that GM continues to take aggressive and effective actions to improve the performance of the company, and that GM and the UAW work together to build a stronger partnership leading to constructive solutions to the enormous industry-wide problems facing not only GM, but the other domestic companies as well.”

He concluded, “Given the domestic industry’s current situation — higher costs than its foreign competitors, and market share losses to those competitors — it is crucial that the industry pick the right fork in the road as it moves forward…. that assumes not only are better products and capacity realignment required, but all of the old ways of doing business have to be scrutinized, recognizing that some aspects of the business that were affordable a decade ago are no longer possible.”

A copy of York’s speech will be filed today as part of Tracinda’s 13-D filing with the Securities and Exchange Commission and will be available at its website www.sec.gov.

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